**List of Subsidiaries**                                            **Exhibit 21**

|                     Name                              |     State      |
|-------------------------------------------------------|----------------|
| **Corporations:**                                     |                |
| Parkway Properties General Partners, Inc.             | Delaware       |
| Golf Properties, Inc.                                 | North Carolina |
| Parkway Properties One Park Ten General Partner, Inc. | Delaware       |
| Parkway Orlando Manager, Inc.                         | Delaware       |
| Parkway One Capital Manager, Inc.                     | Delaware       |
| Parkway 233 North Michigan Manager, Inc.              | Delaware       |
| **Partnerships:**                                     |                |
| Moore Building Associates LP                          | Delaware       |
| Parkway Moore LLC                                     | Delaware       |
| Parkway Properties LP                                 | Delaware       |
| Parkway Realty Services LLC                           | Delaware       |
| 111 Capitol Building LP                               | Mississippi    |
| Parkway Jackson LLC                                   | Mississippi    |
| Parkway Lamar LLC                                     | Mississippi    |
| Parkway Mississippi LLC                               | Mississippi    |
| Parkway Capitol Center LLC                            | Delaware       |
| Parkway Properties One Park Ten LP                    | Delaware       |
| Parkway Orlando LLC                                   | Delaware       |
| Parkway JHLIC LP                                      | Delaware       |
| Parkway One Capital LLC                               | Delaware       |
| Parkway One Capital City Plaza LLC                    | Delaware       |
| Parkway 233 North Michigan, LLC                       | Delaware       |